Filed by Oaktree Specialty Lending Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Oaktree Strategic Income II, Inc.
Commission File No. 814-01281
File No. of Related Registration Statement: 333-267988

OAKTREE

OCSL | Specialty Lending Corporation

MERGER PROPOSED
YOUR VOTE IS VERY IMPORTANT

MATERIAL REQUIRING YOUR ACTION ENCLOSED

P83195-EPB

MERGER PROPOSED YOUR VOTE IS VERY IMPORTANT MATERIAL REQUIRING YOUR ACTION ENCLOSED

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Our Board of Directors unanimously recommends that you respond to this solicitation by voting FOR each of the proposals described in the enclosed proxy materials.

Dear Shareholder,

We are pleased to invite you to participate at the Annual Meeting of Stockholders of Oaktree Specialty Lending Corporation (“OCSL”), to be held virtually on January 20, 2023 at 10:00 a.m., Pacific Time, at the following website: www.virtualshareholdermeeting.com/OCSL2023. Enclosed are the proxy materials, which describe the proposals to be considered at the meeting in detail. At the meeting, you will be asked to consider and vote on several items, including a proposal related to our proposed merger with Oaktree Strategic Income II, Inc. (“OSI2”).

We believe the proposed merger between OCSL and OSI2 is a compelling combination that will provide multiple benefits to shareholders of OCSL. We believe that the merger:

Enhances Shareholder Value: The merger is expected to be accretive to the net investment income of the combined company, reflecting anticipated operational synergies resulting from the elimination of duplicative expenses, interest expense savings resulting from a streamlined capital structure and the two-year base management fee waiver

Increases Scale: The combined company will have more than $3 billion of total assets and over $1.5 billion of net assets, making it a top ten publicly traded BDC by assets (adjusted for the merger as of September 30, 2022)

Increases First Lien Investments: Increase in first lien investments as 85% of OSI2’s portfolio is first lien vs. 71% of OCSL’s portfolio
Will Result in a Seamless Portfolio Integration: The combination of two known investment portfolios with significant investment overlap will help to facilitate a seamless portfolio integration
Improves Access to Debt Capital: The larger scale of the combined company may improve access to more diverse, lower cost sources of debt capital

In support of the transaction, Oaktree Fund Advisors, LLC, the external manager of OCSL and OSI2, has agreed to waive a total of $9 million of base management fees over two years after the merger closes.

Your vote and participation are very important to us, no matter how many or few shares in OCSL you own. We encourage you to review the enclosed proxy materials carefully and vote your shares using any one of the methods described below. Your prompt response will help us meet shareholder approval requirements before the meeting, thereby reducing the risk of postponement. If you have any questions about voting, please call our proxy solicitor, Broadridge, at 1-844-557-9030.

Thank you for your continued support of OCSL.

Sincerely,

Armen Panossian Chief Executive Officer & Chief Investment Officer	Mathew Pendo President

OAKTREE

OCSL | Specialty Lending Corporation

Please cast your vote today.

FOUR WAYS TO VOTE

ONLINE

WWW.PROXYVOTE.COM
Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE

QR CODE

WITH A SMARTPHONE
Vote by scanning the Quick Response Code or "QR Code" on the Proxy Card/VIF enclosed.

MAIL

VOTE PROCESSING
Mark, sign and date your ballot and return it in the postage-paid envelope provided.

Please cast your vote today. The Oaktree Specialty Lending Corporation Annual Meeting will be held on January 20, 2023. Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone, QR code or mail. 0000 0000 0000 0000 Simply follow the instructions on the enclosed 0000 0000 0000 0000 form. For your convenience, we’ve highlighted NOTE: This is not an actual Control Number. Please refer to the proxy card for where you can find your unique Control Number. your unique Control Number. If you have any questions or need assistance, please call 1-844-557-9030. FOUR WAYS TO VOTE 0000 0000 0000 0000 ONLINE PHONE QR CODE MAIL 0000 0000 0000 0000 WWW.PROXYVOTE.COM WITHOUT A PROXY CARD WITH A SMARTPHONE VOTE PROCESSING NOTE: This is not an actual Control Number. Please have your proxy card Call 1-844-557-9030 Monday Vote by scanning the Mark, sign and date your Please refer to the voting instruction form in hand when accessing the to Friday, 9:00 a.m. to 10:00 Quick Response Code or ballot and return it in the for your unique Control Number. website. There are easy-to- p.m. ET to speak with a proxy “QR Code” on the Proxy postage-paid envelope follow directions to help you specialist. Card/VIF enclosed. provided. complete the electronic WITH A PROXY CARD voting instruction form. Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the proposed two-step merger of OSI2 with and into OCSL (the “Merger”). The forward-looking statements may include statements as to: future operating results of OSI2 and OCSL and distribution projections; business prospects of OSI2 and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI2 and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the closing of the Merger; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected elimination of certain expenses and costs due to the Merger; (iv) the percentage of OSI2 and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI2 and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or pandemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI2’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in OSI2’s and OCSL’s publicly disseminated documents and filings. OCSL has based the forward-looking statements included in this communication on information available to it on the date of its first use of this communication, and OCSL assumes no obligation to update any such forward-looking statements. Although OCSL undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that OSI2 or OCSL may make directly to you or through reports that OSI2 and OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OCSL has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes a joint proxy statement of OCSL and OSI2 (the “Joint Proxy Statement”) and a prospectus of OCSL. The Joint Proxy Statement and the final prospectus of OCSL was mailed to stockholders of OCSL on or about December 1, 2022. The Registration Statement and the Joint Proxy Statement contain important information about OSI2, OCSL, the Merger and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI2, OCSL, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OSI2, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of OSI2 is set forth in the Joint Proxy Statement, which was filed by OSI2 with the SEC on November 30, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of OCSL is set forth in the Joint Proxy Statement, which was filed by OCSL with the SEC on November 30, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI2 and OCSL stockholders in connection with the Merger is set forth in the Joint Proxy Statement. The Joint Proxy Statement may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI2, OCSL or in any fund or other investment vehicle managed by Oaktree Fund Advisors, LLC or any of its affiliates.